

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

<u>Via E-mail</u>
David Pritchard
Chief Executive Officer
Kalobios Pharmaceuticals, Inc.
260 East Grand Avenue, South
San Francisco, CA 94080

Re: Kalobios Pharmaceuticals, Inc.
Registration Statement on Form 10-12G
Filed June 12, 2012
File No. 000-54735

Dear Mr. Pritchard:

We have reviewed your registration statement on Form 10-12G filed on June 12, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

2. Please note that our comments on your request for confidential treatment will be provided under separate cover.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

    *   Describe how and when a company may lose emerging growth company status;

    *   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    *   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Early-Stage Program, page 12

4. Please revise your disclosure to identify and describe the KB005 precursor antibody.

Technology Platform, page 12

5. We note that you have successfully completed Humaneered projects for five United States and Japanese biotechnology and pharmaceutical companies. Please revise your disclosure to identify these companies and describe the work performed.

Capabilities and Advantages of Humaneered Technology, page 13

6. Please advise us whether there are any disadvantages to your Humaneered Technology. If there are, please revise your disclosure to describe these disadvantages under an appropriately titled section.

<u>Licensing and Collaborations, page 13</u>
<u>General</u>

7. We note your 2004 exclusive license agreement with the University of California, 2004 development and license agreement with the Ludwig Institute for Cancer Research and 2006 license agreement with the Ludwig Institute for Cancer Research. Please revise your disclosure to describe the material terms of the agreements, under their own appropriately titled subsections, including, but not limited to the following:

    - The nature and scope of the intellectual property transferred;
    - Parties' rights and obligations;
    - Duration of the agreement (if conditioned on the last to expire patent, please include the expiration date of such patent);
    - Termination provisions;
    - Up-front payments;
    - Aggregate payments paid to date;
    - Aggregate potential milestone payments to be paid; and
    - Royalty rates (not to exceed a ten percent range);

<u>Sanofi Pasteur, page 13</u>

8. We note that you have an agreement with Sanofi granting it exclusive worldwide rights to develop and commercialize KB001/BK001-A for all indications. Please revise your disclosure to describe the material terms of the agreement, including, but not limited to the parties' rights and obligations, a range of royalties (not to exceed ten percent), duration and termination provisions. If the duration of the agreement is conditioned on the last to expire patent, please revise your disclosure to include the expiration date of such patent.

<u>Novartis, page 13</u>

9. We note that you granted Novartis a nonexclusive license to your Humaneered technology in April 2007. Please revise your disclosure to describe the material terms of the agreement, including, but not limited to the parties' rights and obligations, upfront payments, aggregate amounts received to date, aggregate potential milestone payments to be received, royalty rates, duration and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

<u>Intellectual Property, page 13</u>

10. We note that you have only provided the expiration dates of two of your patents. Please revise your disclosure to provide the expiration dates for all your material patents whether owned or licensed.

Risk Factors
We have limited sources of revenue, and we will need substantial additional funding…, page 18

11. Please revise your disclosure to quantify the rate of negative cash flow (burn rate) per month.

If we fail to attract and retain key management and clinical development personnel…, page 26

12. To the extent that you have experienced problems attracting and retaining key members of management and clinical development personnel in the recent past, please revise your disclosure to describe these problems.

We face potential product liability exposure and, if successful claims are brought…, page 27

13. We note that you have obtained limited product liability insurance coverage for your clinical trials domestically and in selected foreign countries where you are conducting clinical trials. Please revise your disclosure to quantify the amount of product liability insurance which you have obtained.

If we or our partners are sued for infringing intellectual property rights of third…, page 29

14. To the extent you have received notice of patent infringement, patent challenges, or related legal action, please discuss the situation and potential consequences in this risk factor discussion. Similarly, please revise the risk factor entitled " We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful" if you have initiated any actions related to possible infringement of your intellectual property.

Following the effectiveness of this Form 10, we may file a registration statement…, page 32

15. Please revise your risk factor discussion to explain how the availability of a substantial number of shares of common stock for resale under the registration statement or pursuant to Rule 144 may adversely impact any trading market that may develop for your common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Research and Development Expenses, page 35

16. Please revise your disclosure to state whether adjustments to prior period estimates have been material for each period presented and if so please quantify the amounts.

Common Stock Valuations, page 37

17. Please revise your disclosure to clarify whether there were any significant events that occurred between the date of the latest grant of stock options on March 12, 2012 and the last valuation of common stock that was completed as of November 30, 2011.

Results of Operations
Research and Development Expenses, page 39

18. Please revise your disclosures to include the costs incurred during each period presented and to date for KB001, KB003 and KB004 separately.

Properties, page 45

19. We note that you lease approximately 40,000 square feet of laboratory and office space, of which you sublease approximately 19,000 square feet. Please file these lease agreements as exhibits.

Employment and Severance Agreements, page 57

20. Please file the employment and severance agreements for your named executive officers as exhibits.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-7

21. Please revise your disclosures to separately identify the significant inputs used in determining the fair value of each material Level 2 asset class as required by ASC 820-10-50-2e. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

5. Research and Development Collaboration and License Agreements
Sanofi, page F-15

22. Please expand your disclosure to include the length of and termination provisions for the Sanofi agreement.

23. Please revise your disclosure to clarify that the contingent payments do not meet the definition of milestones since they are based solely on Sanofi's performance and therefore the milestone method will not be applied to those payments.

<u>9. Convertible Preferred Stock and Stockholders' Deficit</u>
<u>Convertible Preferred Stock, page F-17</u>

24. Please revise your disclosure to include the potential adjustments to conversion price as discussed on page 67.

<u>2001 Stock Plan and Stock-Based Compensation, page F-19</u>

25. Tell us why the expected volatility assumption decreased to 57-60% in 2011 from 86-87% in 2010. Include the peer companies you used and the volatilities of each and the length of time over which volatility was measured.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Bennett L. Yee, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        1200 Seaport Blvd.
        Redwood City, CA 94063